MEMORANDUM
TO:	Elisabeth Bentzinger U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 19, 2015
SUBJECT:
Response to Comments to the initial registration statement (the “Registration Statement”) filed on Form N-14 on January 16, 2015 relating to the merger of the Curian/PineBridge Merger Arbitrage Fund into the Curian/Nicholas Convertible Arbitrage Fund, each a series of the Curian Variable Series Trust (“Registrant”)
File No: 333-201571

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff,” as appropriate) comments to the Registration Statement received via telephone on February 4, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Under the “Notice of Special Meeting of Shareholders,” please remove or define the reference to “members” in that section.

RESPONSE:The Registrant has updated the section to remove the reference to “members.”

b.	Please update all references throughout the document of “Information Statement” and change them to “Proxy Statement” so as not to cause confusion to shareholders.

RESPONSE:The Registrant has updated, in all places where appropriate, the references to “Information Statement” and changed them to “Contract Owner Voting Instructions.”

c.
On Page (i) of the Information Statement section, in the first sentence of the last paragraph that states in part, “The number of Shares held in the investment division of a Separate Account corresponding to the Acquired Fund for which a Contract Owner may provide voting instructions was determined as of the Record Date by dividing (i) a Contract’s account value (minus any Contract indebtedness) allocable to that investment division…” please confirm that the statement “minus any Contract indebtedness” is correct.

RESPONSE: The Registrant confirms that the statement “minus any Contract indebtedness” is accurate.

d.	On Page (ii) under the Proxy Statement section, please confirm that the Statement of Additional Information will have the same date as the Prospectus that is also included in the N-14 filing.

RESPONSE:The Registrant confirms that the Statement of Additional Information will have the same date as the Prospectus that is also included in the N-14 filing and it has revised the Proxy Statement section accordingly.

e.
(1) On Pages (ii) to (iii) of the Proxy Statement section relating to the SEC’s Public Reference Room, please consider removing all of the Regional Offices listed and conform the disclosure to the requirements under Item 1(b)(3) of Form N-1A.

(2) On Pages (ii) to (iii) of the Proxy Statement section relating to the SEC’s Public Reference Room, please update this section to reflect that proxy materials can also be obtained in accordance with Item 5(f) of Form N-14.

RESPONSE: The Registrant has made the requested change to the Proxy Statement section, as follows:

The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended.  Accordingly, it must file certain reports and other information with the SEC.  You can copy and review proxy material, reports and other information about the Trust at the SEC’s Public Reference Room in Washington, DC~~, and at certain of the following SEC Regional Offices:  New York Regional Office, Brookfield Place, 200 Vesey Street, Suite 400, New York, New York 10281; Miami Regional Office, 801 Brickell Avenue, Suite 1800, Miami, Florida 33131; Chicago Regional Office, 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604; Denver Regional Office, 1961 Stout Street, Suite 1700, Denver, Colorado 80294; Los Angeles Regional Office, 444 South Flower Street, Suite 900, Los Angeles, California 90071; Boston Regional Office, 33 Arch Street, 23rd Floor, Boston, MA  02110; Philadelphia Regional Office, One Penn Center, 1617 JFK Boulevard, Suite 520, Philadelphia, PA  19103; Atlanta Regional Office, 950 East Paces Ferry, N.E., Suite 900, Atlanta, GA  30326; Fort Worth Regional Office, Burnett Plaza, Suite 1900, 801 Cherry Street, Unit 18, Fort Worth, TX  76102; Salt Lake Regional Office, 351 S. West Temple Street, Suite 6100, Salt Lake City, UT  84101; San Francisco Regional Office, 44 Montgomery Street, Suite 2800, San Francisco, CA 94104~~.  You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.  Proxy material, reports and other information about the Trust are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.  You may obtain copies of this information, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing ~~from~~ the SEC’s Public Reference Section~~Branch, Office of Consumer Affairs and Information Services~~, Washington, DC 20549-1520~~, at prescribed rates~~.

f.	Under the “Summary” section and in all other places throughout the document, where applicable, please confirm the language that references “direct or indirect” holders of the Acquired Fund’s shares.

RESPONSE: The Registrant has updated the reference to “direct or indirect” holders to state as follows:

In considering whether to approve the proposal (“Proposal”), you should review the Proposal for the Acquired Fund in which you were ~~a direct or indirect holder~~ invested on the Record Date (as defined under “Voting Information”).

The Registrant also confirms that there are no other similar updates that need to be made throughout the document.

g.	On Page 2 of the Proxy Statement, Proposal 1, under the second bullet point, please rewrite the third sentence using Plain English.

RESPONSE: The Registrant has updated the third sentence, as follows:

The Nicholas Fund actively~~utilizes directional~~ hedges its~~on the underlying equity exposure of~~ exposure to convertible securities by selling short the equity securities of the same issuers.~~invested in by the Fund.~~

h.	On Page 2 of the Proxy Statement, Proposal 1, under the third bullet point, please add a cross reference to Appendix B, since that is where the risk factors for each Fund are included.

RESPONSE: The Registrant has updated the language, as follows:

The Funds also have some similarities in their risk profiles, although there are differences of which you should be aware. Each Fund’s principal risks include foreign regulatory risk, investment strategy risk, managed portfolio risk, market risk, mid-capitalization investing risk, short sales risk, and small capitalization investing risk. The PineBridge Fund, however, also is subject to bonds risk, credit risk, derivatives risk, equity securities risk, foreign securities risk, issuer risk, large-capitalization risk, leverage risk, liquidity risk, merger and acquisition arbitrage risk, non-diversification risk and portfolio turnover risk, while the Nicholas Fund generally is not. In addition, the principal risks of investing in the Nicholas Fund also include convertible securities risk, which is not a principal risk of investing in the PineBridge Fund. For a detailed comparison of each Fund’s risks, see both “Comparison of Principal Risk Factors” below and Appendix B.

i.
On Page 3 of the Proxy Statement, Proposal 1, under the second bullet point, please reword the characterization that the Nicholas Fund’s annual operating expense ratio is “slightly higher” than the PineBridge Fund’s.

RESPONSE: The Registrant has updated the language, as follows:

The annual operating expense ratio for the Nicholas Fund is ~~slightly~~ higher than the PineBridge Fund’s annual operating expense ratio due to higher other expenses on the Nicholas Fund. For a more detailed comparison of the fees and expenses of the Funds, please see “Comparative Fee and Expense Tables” and “Additional Information about the Acquiring Fund” below.

j.	On Page 3 of the Proxy Statement, Proposal 1, under the fifth bullet point, please clarify whether the costs and expenses associated with proxy solicitation will also be borne by JNAM.

RESPONSE: The Registrant has updated the language, as follows:

The costs and expenses associated with the Reorganization relating to the solicitation of proxies, including preparing, filing, printing, and mailing the proxy statement and related ~~material,~~ disclosure documents, and the related legal fees, including the legal fees incurred in connection with the analysis under the Internal Revenue Code of 1986 (the “Code”) of the taxability of this transaction~~,~~ and as well as the costs associated with obtaining a consent of independent registered public accounting firm, will all be borne by JNAM. The PineBridge Fund will bear its proportionate share of the transaction expenses associated with the Reorganization. Such expenses are estimated to be $80,688. No sales or other charges will be imposed on Contract Owners in connection with the Reorganization. Please see “Additional Information about the Reorganizations” below for more information.

k.
On Pages 3 and 4, under the section entitled, “Comparative Fee and Expense Tables,” please update all numbers in the tables under this section to reflect December 31, 2014 numbers as opposed to December 31, 2013.  However, please also leave in 2013 year-end data because there are references to that data in the Board Considerations section.

RESPONSE: The Registrant respectfully declines this request.  The Registrant believes that presenting fee tables as of December 31, 2013 complies with the requirements of Form N-14 and Form N-1A because the initial filing was made within 60 days after the end of the Registrant’s fiscal year (December 31) and audited financial statements for the most recent fiscal year are not yet available.

Form N-14 requires “a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed” by Item 3 of Form N-1A.  Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant “base the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund’s most recent fiscal year.”  For the purposes of Form N-1A, the presentation of “amounts incurred during the Fund’s most recent fiscal year” is linked to the fund’s financial statements included in its registration statement, such as the statement of operations.  For example, Form N-1A, Item 3, Instruction 3(d)(i) states that “the amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations.”  Thus, the annual fund operating expense ratios presented in the fee tables should be based upon and correspond to amounts that appear in the Fund’s statement of operations.  Regulation S-X under the Securities Act of 1933 sets forth the requirements for the content of financial statements and provides instructions regarding the timeliness of financial statements included in filings.  Rule 3-18(b) of Regulation S-X states that “if the filing is made within 60 days after the end of the registrant's fiscal year and audited financial statements for the most recent fiscal year are not available, … the statements of operations … shall be provided for the preceding fiscal year.”  Because the initial registration statement on Form N-14 was filed within 60 days after the end of the Registrant's fiscal year and audited financial statements for the most recent fiscal year are not yet available, the Registrant’s filing on Form N-14 includes a statement of operations for the Funds for the fiscal year ended December 31, 2013.  The fee tables presented in the proxy statement/prospectus under Form N-14 correspond to this statement of operations as contemplated by Form N-1A.1  Accordingly, the Registrant believes the fee tables presenting annual fund operating expense ratios as of December 31, 2013 comply with the requirements of Form N-14 and Form N-1A.

The Registrant also would like to note that this analysis results in disclosure in the proxy statement/prospectus under Form N-14 regarding the Acquiring Fund that is consistent with the disclosure an investor would receive in the prospectus for the Acquiring Fund under Form N-1A, if such an investor were making an independent investment decision regarding the Acquiring Fund at this same point in time.  As a result, a contract owner invested in the Acquired Fund is receiving information regarding the annual fund operating expense ratios that is no different than the information that would be provided to an investor making an investment decision regarding the Acquiring Fund unrelated to the proposed reorganization.

l.
On Page 4, under the section entitled, “Comparative Fee and Expense Tables,” please clarify in Footnote 4 and Footnote 5 whether the reduction in the Distribution Fee and Administrative Fee, respectively, will occur whether or not the change in investment advisers from Curian Capital, LLC to Jackson National Asset Management, LLC is approved by shareholders.  Please similarly clarify in Footnote 4 and Footnote 5 whether the reductions will occur if the Reorganization is not approved by Contract Owners.

RESPONSE: The Registrant has updated the footnotes, as follows:

4 In conjunction with the separate proposal to change investment advisers, the Board approved a reduction of 5 basis points in the Distribution Fee at its January 8, 2015 Special Board Meeting. This reduction will occur whether or not the Reorganization and/or the investment adviser change from Curian Capital to JNAM is approved by shareholders.

5 In conjunction with the separate proposal to change investment advisers, the Board approved a reduction of 5 basis points in the Administrative Fee at its January 8, 2015 Special Board Meeting. This reduction will occur whether or not the Reorganization is approved by shareholders, but is contingent upon shareholder approval of the investment adviser change from Curian Capital to JNAM.

m.	On Pages 3 and 4, under the section entitled, “Comparative Fee and Expense Tables:”
a.
 please explain why the reduction in Administrative Fees included in Footnote 4 is not reflected for the PineBridge Fund and the Nicholas Fund’s Operating Expenses if the reduction would occur whether or not Contract Owner approval of the Reorganization is obtained.

b.	as per Form N-1A, Item 3, Instruction 3(d)(ii), please update the footnotes, where applicable, to reflect that the fees in the table have been restated to reflect current fees.

RESPONSE: The Registrant has updated the Operating Expenses of each Fund to reflect the reduction in Administrative Fees and has revised the footnotes to explain that the fees in the table have been restated to reflect current fees.

n.
On Page 4, under the section entitled, “Comparative Fee and Expense Tables,” please update the portfolio turnover percentage to reflect a percentage as of December 31, 2014 as opposed to June 30, 2014.

RESPONSE: The Registrant respectfully declines this request. Portfolio turnover rates as of December 31, 2014 are not yet available.  In addition, the Registrant believes that providing portfolio turnover rates for the Funds for the six-months ended June 30, 2014 provides investors with meaningful disclosure consistent with that presented in the Funds’ most recent shareholder reports.

o.
On Page 5, under “Comparison of Investment Adviser,” please update the language that follows the asterisk to state that the investment adviser change is subject to approval of each Fund’s shareholders as opposed to stating that it is subject to approval of the Trust’s shareholders.

RESPONSE: The Registrant has updated the referenced language to reflect that the investment adviser change is subject to the approval of each Fund’s shareholders, as follows:

*Although it is being proposed that Jackson National Asset Management, LLC become investment adviser to the Funds, subject to approval of ~~the Trust~~ each Fund’s shareholders, with such change to become effective on April 27, 2015.

p.	On Page 6, under the section entitled, “Comparison of Principal Risk Factors,” please include a cross reference to Appendix B.

RESPONSE: The Registrant has updated the first paragraph under “Comparison of Principal Risk Factors,” as follows:

An investment in a Fund is not guaranteed.  As with any mutual fund, the value of a Fund’s shares will change, and an investor could lose money by investing in a Fund.  The following table compares the principal risks of an investment in each Fund.  For a~~n explanation of each such~~additional information about each principal risk and other applicable risks, see Appendix B.

q.
On Pages 6 and 7, under the section entitled, “Comparison of Principal Risk Factors,” please indicate that “Bonds risk,” “Credit risk” and other risks could also be applicable to the PineBridge Fund and the Nicholas Fund.

RESPONSE: The Registrant has added an asterisk after the chart, as follows:

* The above chart reflects only the principal risks of investing in both the Acquired Fund and the Acquiring Fund.  For additional information about each principal risk and other applicable risks, see Appendix B.

r.	On Page 9, please update the performance bar charts to reflect the same scale for ease of comparison.

RESPONSE: The Registrant has made the requested change.

s.
On Page 9 for the Average Annual Total Returns charts, please include the parenthetical required under Item 4(b)(2) of Form N-1A that states that the index “reflects no deduction for fees, expenses or taxes” in all places, where appropriate.

RESPONSE: The Registrant has added the parenthetical required under Item 4(b)(2) of Form N-1A for all indices included in the Average Annual Total Return charts, as appropriate.

t.
As per Item 4(b)(2), Instruction 2(b) of Form N-1A, in all places where a secondary benchmark is included, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table.

RESPONSE: The Registrant has made the requested change.  The narrative explanation accompanying the bar chart and table now states:

The performance information shown below provides some indication of the risks of investing in each Fund by showing changes in the Funds’ performance from year to year and by showing how each Fund’s average annual returns compared with those of broad-based securities market indices that have investment characteristics similar to those of the Fund. Past performance is not an indication of future performance.

u.
On Page 10, in the “Capitalization” section, if the Acquiring Fund is expected to incur any transaction costs in connection with the Reorganization, please include an estimate of the transaction costs as an adjustment in the table thereby reducing net assets of the combined fund.

RESPONSE: The Registrant confirms that it has included the transaction costs in connection with the Reorganization in the Capitalization table as an adjustment. Additionally, the Registrant has updated the second sentence in footnote (a) on page 10 as follows:

Each Fund will bear its proportionate share of the transaction expenses associated with the Reorganization.  Such expenses are estimated to be $80,688.

v.
On Page 11, under “Description of Securities to be Issued” and in all other places throughout the document, where applicable, please remove any references to “each Acquired Fund” and change to “the Acquired Fund.”

RESPONSE: The Registrant has made the requested change.

w.
On Page 11 under “Board Considerations,” in the fourth sentence of the first paragraph, please clarify which benchmark is the “primary benchmark” and please clarify why this sentence is accurate given that the performance tables provided seem to contradict the statement.

RESPONSE: The Registrant has revised the fourth sentence of the first paragraph as follows:

In addition, the Acquiring Fund has ~~generally~~ performed better ~~when compared to its primary benchmark~~ than ~~has~~ the Acquired Fund in the period since the Funds’ inceptions.

x.	On Pages 11 through 13, under “Board Considerations,” please include any Board considerations that were not in favor of the Reorganization.

RESPONSE: The Registrant refers the Commission Staff to the “Board Considerations” section, which discusses all of the factors considered by the Board, including those that might be viewed as not supporting the Reorganization.

y.
On Page 12, under “Board Considerations,” please update the bullet point relating to “Larger Asset Base” to reconcile the October 31, 2014 asset numbers provided in this section with the June 30, 2014 asset numbers provided elsewhere in the Registration Statement.

RESPONSE: The Registrant advises the Commission Staff that in considering whether to approve the Reorganization, the Board considered the Funds’ assets as of October 31, 2014.  The Registrant has revised the language in the second sentence of the “Larger Asset Base” sub-section as follows:

As of October 31, 2014, the Acquired Fund had assets of $130 million (a decrease from the Acquired Fund’s assets as of June 30, 2014) as compared to assets of $440 million for the Acquiring Fund (an increase from the Acquiring Fund’s assets as of June 30, 2014).

z.	On Page 12, under “Board Considerations,” please update the bullet point relating to “Performance” to clarify what is meant by the term “risk-adjusted performance.”

RESPONSE: The Registrant has revised the fourth sentence of the “Performance” sub-section on page 12 as follows:

As a result, the Board took into account the long-term composite performance of strategies that are managed by each Fund’s investment sub-adviser similarly to the Funds as well as ~~and~~ the Funds’ ~~risk-adjusted~~ performance relative to the amount of risk the Funds took.

aa.
On Page 12, under “Board Considerations,” please update the bullet point relating to “Performance” to clarify the statement that the “…Acquiring Fund has better historical performance than the Acquired Fund” because based on the information provided in the Registration Statement, the statement does not appear to be accurate.

RESPONSE: The Registrant has revised the first two sentences of the “Performance” sub-section as follows:

The Board noted that the Acquiring Fund has better ~~historical~~ performance than the Acquired Fund.  The Board considered that ~~for the period ended October 31, 2014,~~ the PineBridge Fund underperformed its benchmark (the BofA Merrill Lynch U.S. Dollar Libor 3 Month Constant Maturity Index) and the Nicholas Fund for the one-year and since inception periods ended October 31, 2014, as well as for the 2013 calendar year.  The Board also considered that the PineBridge Fund~~, and that it also~~ lagged its peers, underperforming its peer group median during the third quarter, year-to-date, one-year and three-year periods.

bb.
On Page 12, under “Board Considerations,” please update the bullet point relating to “Performance” to clarify the benchmark that is being used for comparison in the statement “…the PineBridge Fund underperformed its benchmark…”

RESPONSE: The Registrant has made the requested change.

cc.
On Page 12, under “Board Considerations,” please update the bullet point relating to “Performance” to provide the actual October 31, 2014 performance numbers that were used so shareholders can better understand the comparison, since the October 31, 2014 numbers are not provided anywhere in the Registration Statement.

RESPONSE: The Registrant respectfully declines this request.  The Board considered the Funds’ performance information as of October 31, 2014 and, based on that information among other factors, made its determination to approve the Reorganization.  The Registration Statement, on the other hand, contains performance information for the Funds as of December 31, 2014 and affords Contract Owners and others with beneficial interests in the Acquired Fund the opportunity to make an investment decision based upon performance information than is more recent than that considered by the Board.  The Registrant wishes to avoid investor confusion that could be caused by providing additional performance figures that are less recent than those already provided.

dd.
On Page 12, under “Board Considerations,” please update the bullet point relating to “Performance” to reconcile the launch dates of the Acquired Fund and the Acquiring Fund, since other places in the Registration Statement the fund launch date is stated as February 2012.

RESPONSE: The Registrant has updated this section to reflect that both the Acquired Fund and the Acquiring Fund launched in February 2012.

ee.	Please reconcile the statement that JNAM pays the expenses of the Reorganization with statements that the PineBridge Fund bears the transaction expenses associated with the Reorganization.

RESPONSE: The Registrant has revised the “Costs of Reorganization” sub-section on page 13 as follows:

The expenses of the Reorganization other than transaction costs will be borne by JNAM, and no sales or other charges will be imposed on Contract Owners in connection with the Reorganization.

ff.
On Page 13, under “Board Considerations,” in the first sentence of the last paragraph, please update the sentence if the Board also took into consideration whether the Reorganization was in the best interests of the Acquiring Fund.

RESPONSE: The Registrant confirms that in approving the Reorganization, the Board did consider whether the Reorganization was in the best interests of the Acquiring Fund and its shareholders.  The Registrant advises the Commission Staff that this is reflected in the second to last paragraph of the “Board Considerations” section on page 13, where it states that “the Board considered factors including (1) the terms and conditions of the Reorganization and whether the Reorganization would result in dilution of the Funds’ shareholders’, Contract Owners’ and plan participants’ interests…” (emphasis added).  The Registrant has updated the first sentence of the last paragraph of the “Board Considerations” section as follows:

For the reasons described above, the Board, comprised solely of Independent Trustees, determined that the Reorganization would be in the best interests of the Acquired Fund and the Acquiring Fund and that the interests of the Acquired Fund’s and Acquiring Fund’s Contract Owners and other investors would not be diluted as a result of effecting the Reorganization.

gg.
On Page 13, under “Federal Income Tax Consequences of the Reorganization,” please describe supplementally why the Registrant did not receive a consent from K&L Gates LLP in accordance with Section 7 of the Securities Act of 1933.

RESPONSE: The Registrant has changed the reference from “K&L Gates LLP” to “qualified legal counsel” and thus does not believe consent is required.

hh.	On Page 14, under “Contingency Plan,” please consider rewording this section.

RESPONSE: The Registrant has made the requested change.  The disclosure now states:

If the Reorganization is not approved by shareholders, the Funds will continue to operate as they currently do and the Board will consider what actions are appropriate and in the best interests of Contract Owners that have assets invested in the Funds.

ii.
On Page 14, where Registrant is discussing shareholder approval of the new investment advisory and management agreement, please clarify that if the Reorganization is not approved by shareholders or shareholder approval is subsequently obtained in the future that JNAM will continue as the investment adviser of the Acquired Fund and the Acquiring Fund.

RESPONSE: The Registrant has made the requested change.  Please see the response to comment kk below.

jj.
On Page 14, where Registrant is discussing shareholder approval of the new investment advisory and management agreement, please state that the investment strategy of the Acquiring Fund will not change as a result of the investment adviser change.

RESPONSE: The Registrant has updated the language, as follows:

There is a shareholder proposal in a separate proxy statement that has been sent out to all shareholders of the Trust that is asking for approval of a new investment advisory agreement with respect to each F~~f~~und of the Trust.  If this proposal is approved by shareholders, the new investment adviser of the Acquiring Fund will be an affiliate of Curian Capital, JNAM, effective as of April 27, 2015 (the “JNAM Proposal”).  There will be no change to the investment strategy of the Acquiring Fund as a result of the investment adviser change, and t~~T~~he terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement.  If the Reorganization is not approved by shareholders or is subsequently approved at a later date, JNAM will serve as investment adviser of both the Acquired Fund and the Acquiring Fund, again, assuming the JNAM Proposal is approved.

kk.
On Page 2 of the Proxy Statement, Proposal 1, under the fourth bullet point, please reflect that the investment strategy of the Acquiring Fund will not change as a result of the change in the investment adviser, and please include a statement that the terms of the current and proposed investment advisory agreements are identical.

RESPONSE: The Registrant has updated the language, as follows:

Curian Capital, LLC (“Curian Capital” or the “Adviser”) currently serves as the investment adviser and administrator for each Fund.  However, if a proposal to change investment advisers from Curian Capital to Jackson National Asset Management, LLC (“JNAM”) is approved by shareholders via a separate proxy, then JNAM will manage and administer the Moderate Fund after the Reorganization.  There will be no change to the investment strategy of the Acquiring Fund as a result of the investment adviser change, and the terms of the Investment Advisory and Management Agreement with JNAM will be identical to the terms of the current Curian Capital Investment Advisory and Management Agreement.  Curian Capital and JNAM have both received separate exemptive orders from the SEC that generally permit Curian Capital, JNAM, and the Trust’s Board of Trustees to appoint, dismiss and replace each Fund’s sub-adviser(s) and to amend the advisory agreements between Curian Capital or JNAM, as the case may be, and the sub-adviser(s) without, obtaining shareholder approval.  However, any amendment to an advisory agreement between Curian Capital or JNAM, as the case may be, and the Trust that would result in an increase in the management fee rate specified in that agreement (i.e., the aggregate management fee) charged to a Fund will be submitted to shareholders for approval.  Currently, neither Fund employs a sub-adviser.  For a detailed description of the Adviser, please see “Additional Information about the Acquiring Fund - The Adviser” below.

ll.
On Page 15, under “Management Fees,” please state in the aggregate the fees paid to the investment adviser in the most recent fiscal year as a percentage of net assets as per Item 10(a)(1)(ii) of Form N-1A.

RESPONSE: The Registrant has made the requested change.

mm.
On Page 17, under “Payments to Financial Intermediaries,” please retitle this section to say, “Payments to Broker-Dealers and Financial Intermediaries” and restate the last sentence as per Item 8 of Form N-1A.

RESPONSE: The Registrant has updated this section, as follows:

Payments to Broker-Dealers and Financial Intermediaries

Only Separate Accounts, registered investment companies, and qualified and certain non-qualified plans of the Insurance Companies may purchase shares of the Acquiring Fund.  If an investor invests in the Fund under a Contract or a plan that offers a Contract as a plan option through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and the salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s web-site for more information.

nn.	On Pages 17 and 18, under “Investment in Trust Shares,” please disclose who must receive the purchase orders and when the purchase orders must be received by.

RESPONSE: The Registrant has updated the third paragraph under “Investment in Trust Shares,” as follows:

The NAV per share of the Acquiring Fund is determined at the close of regular trading on the New York Stock Exchange (normally 4:00 p.m., Eastern Time) each day that the New York Stock Exchange is open.  Calculations of the NAV per share of the ~~each~~ Acquiring Fund may be suspended by the Trust’s Board of Trustees.  The NAV per share is calculated by adding the value of all securities and other assets of a Fund, deducting its liabilities, and dividing by the number of shares outstanding.  Purchase orders must be received by the Insurance Company, as the agent of the Funds, by the close of the regular trading session of the New York Stock Exchange on any given day in order to obtain that day’s NAV per share.  Generally, the value of exchange-listed or -traded securities is based on their respective market prices, bonds are valued based on prices provided by an independent pricing service and short-term debt securities are valued at amortized cost, which approximates market value.

oo.	On Page 19, under “Share Redemption,” please disclose when redemption orders need to be received by and that redemption orders have to be received by the insurance company and not the transfer agent.

RESPONSE: The Registrant has updated the first paragraph under “Share Redemption,” as follows:

Investors redeem shares to make benefit or withdrawal payments under the terms of the Contracts or other arrangements.  Redemptions typically are processed on any day on which the Trust and New York Stock Exchange are open for business and are effected at net asset value next determined after the redemption order, in proper form, is received by the Insurance Company~~Trust’s transfer agent~~.  Redemption requests must be received by the Insurance Company, as the agent of the Funds, by the close of the regular trading session of the New York Stock Exchange on any given business day in order to obtain that day’s NAV per share.

pp.
As per Item 11(d) of Form N-1A, please describe the Fund’s policy with respect to dividends and distributions, including any options that shareholders may have as to the receipt of dividends and distributions.

RESPONSE: The Registrant has added the requested language, as follows:

Dividends and other Distributions

The Funds generally distribute most or all of their net investment income and their net realized gains, if any, no less frequently than annually.  Dividends and other distributions by a Fund are automatically reinvested at net asset value in shares of the distributing class of that Fund.

qq.	As per Item 13 of Form N-1A, please include the narrative about the purpose behind presenting the Financial Highlights.

RESPONSE: The Registrant has updated the first paragraph under “Financial Highlights,” as follows:

The financial highlights table is intended to help you understand the financial performance of the Acquired Fund and the Acquiring Fund for the period of the Acquired Fund and the Acquiring Fund’s operations.  The following table provides selected per share data for one share of the Acquired Fund and the Acquiring Fund.  The information does not reflect any charges imposed under a Contract.  If charges imposed under a variable contract were reflected, the returns would be lower.  You should refer to the appropriate Contract prospectus regarding such charges.

rr.
On Page 23, under “Outstanding Shares and Principal Shareholders,” please include a statement preceding the table relating to the beneficial ownership of shares that the table includes “owners of record.” Please also update the language preceding the table to reflect that the threshold of ownership is “5% or more” rather than just “more than 5%.”

RESPONSE: The Registrant has updated the table, as follows:

As of the Record Date, February 6, 2015, to the Trust’s knowledge, the following persons beneficially owned ~~more than~~ 5% or more of the shares of the Acquired Fund:

ss.	Please consider removing Appendix C, since there is no reference to the Appendix in the Registration Statement and the information is already included on Page 23.

RESPONSE: The Registrant has deleted Appendix C.

tt.	Please state supplementally which Fund will be the survivor for accounting purposes following the Reorganization.

RESPONSE: The Registrant confirms that the Curian/Nicholas Convertible Arbitrage Fund will be the survivor for accounting purposes following the Reorganization.

uu.	On Page C-3, under the “Pro Forma Financial Information” please remove the reference in the fourth paragraph to a tax opinion, since this Reorganization will be a taxable transaction.

RESPONSE: The Registrant has made the requested change.

vv.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Because the registrant and its management are in possession of all facts relating to a fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

2.	Proxy Cards

a.
For the Proxy Cards, please bold or highlight the text that states, “Unless indicated to the contrary, this voting instruction card shall be deemed to be instructions to vote “FOR” the proposals specified on the reverse side.”

RESPONSE: The Registrant notes that the referenced text has been updated since the preliminary filing to state, “If this voting instruction card is not marked to indicate voting instructions but is signed, dated and returned, it will be treated as an instruction to vote the shares in favor of the proposal specified on the reverse side.”  The Registrant confirms that this text has been bolded on the Proxy Cards, as required.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

1 The Registrant also has filed an interim statement of operations as required by Rule 3-18(b) of Regulation S-X.  Although this interim statement of operations provides information regarding the expenses incurred by the Funds during fiscal year 2014, the information covers only the first six months of the fiscal year.  The Registrant does not believe that annualizing such information is required by Form N-14 or Form N-1A.

February 19, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Elisabeth Bentzinger

Re:	Curian Variable Series Trust
File Nos: 333-201571 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced proxy statement effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filing effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filing; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,

Diana R. Gonzalez
Assistant Vice President